Mail Stop 3561

February 17, 2009

John Birchard
President
America's Driving Ranges, Inc.
78-365 Highway 111, #287
La Quinta, CA 92253

Re: **America's Driving Ranges, Inc.**
        Registration Statement on Form S-1/A
        Filed February 3, 2009
        File No. 333-154912

Dear Mr. Birchard:

        We have reviewed your response to our letter dated January 26, 2009 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

Risk Factors, page 5

1. Some of your revised risk factor captions are too vague and generic to adequately describe the risk that follows. We note by way of example the risk factors captioned "Risks Related to Lack of Construction Experience," "Costs of Maintaining a Public Company Due to [Sarbanes]-Oxley Act," "Competition," and "Government Approvals." Readers should be able to read the risk factor heading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you and investors. Refer to Item 503(c) of Regulation S-K. Please revise to succinctly state in your subheadings the risks that result from the facts or uncertainties.

Risks Related to Current Economic Conditions and Construction, page 8

We have no way of knowing the effect that the current economic downturn will have on the amount of revenues contemplated, page 8

2. We note your response to our prior comments 5 and 8; however, we reissue in part. Please revise to eliminate mitigating information and expand the discussion to specifically identify the material risks associated with current economic conditions that could potentially adversely impact your operations. For example, if there is a risk that declines in consumer spending and tourism could reduce the

number of persons using your driving range, briefly discuss such risk in this risk factor.

Competition, page 9

3. We note your response to our prior comment 21. Please revise to present the risks of competition in more concrete terms. For example, as a new business, discuss the risk that you might have difficulty competing against such a large number of established golf practice facilities.

Government Approvals, page 9

4. Similarly expand your discussion to provide more detail regarding the risk of not receiving government approvals for investors.

Shares Eligible for Future Sale, page 16

5. We note your response to our prior comment 15; however, we reissue the comment. Further transactions with respect to the shares must be registered or exempt. Your disclosure, instead, states that shares will be able to be transferred without restriction or further registration. Please revise the second sentence of the first paragraph, accordingly.

Management's Discussion and Analysis of Financial Information Condition and Plan of Operation, page 22

Business Development, page 22

6. We note your response to our prior comment 23. Please revise this discussion to clarify that Golf Range Times Magazine is also the source for your cost estimates for practice range golf balls.

7. We note your response to our prior comments 17 and 18. We note this section still contains language regarding the pre-opening campaign that was deleted in your plan of operation section. Please revise here for consistency.

8. In this regard, please revise your Liquidity and Capital Resources section for consistency. We note that this section contains references to website revenues that were deleted in the Plan of Operation section.

Executive Compensation, page 25

Summary Compensation Table, page 25

9. We note your response to our prior comment 25. Please revise the "Stock awards" column to provide the total dollar amount of the stock award for each of your named executive officers. Refer to Item 402(n)(2)(v) of Regulation S-K.

Signatures, page II-6

10. We note your response to our prior comment 28; however, we reissue the comment because we are unable to locate the revision. Please revise the second signature block to identify your principal accounting officer or controller. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. Refer to Instruction 1 to Form S-1.

Exhibit 5.1

11. Please delete the following language in the legal opinion: "will be a valid and binding obligation" and revise to opine that the shares will be fully paid.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3313 with questions regarding comments on the non-financial statement disclosure and related matters.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (760) 341-3635
        Henry C. Casden